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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X        Form 40-F
                                 ---                 ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                 No         X
                                 ---                 ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                 No         X
                                 ---                 ---

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                 No         X
                                 ---                 ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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ENDESA'S Sales in the Countries Where It Operates Rose 16.8% To 51,753 GWh;
Preliminary figures for first quarter of 2005

    NEW YORK--(BUSINESS WIRE)--April 28, 2005--ENDESA:

    -- Sales in the Spanish and Portuguese markets grew 2.36% to 24,249 GWh.

    -- Sales to deregulated clients in Spain and Portugal rose by 22.8%.

    -- 50% of ENDESA's power sales were made in markets outside Spain and Portugal.

    -- Power sales in Europe increased by 82%, thanks to the opening up of the deregulated Italian market, the consolidation of Snet's sales in France and Endesa Energia sales in Europe.

    ENDESA (NYSE:ELE) increased sales in all the countries where it operates by 16.8% in the first three months of 2005 to 51,753 GWh. Noteworthy was the 82% surge in sales in Europe to 14,012 GWh.
    Roughly half of ENDESA's power sales were made in markets outside Spain and Portugal.
    In Spain and Portugal, ENDESA sold 24,249 GWh, 2.36% more than in the first three months of last year. Sales in the deregulated market grew 22.8% (to 7,654 GWh).

    Italy and Latin America

    The sale of power in Europe increased by 82% (to 14,012 GWh) thanks to the positive performance of Italy's deregulated market and the consolidation of French power generator Snet in ENDESA's accounts after the increase in shareholding to 65% at the beginning of September. Snet sales totalled 4,561 GWh. Sales of Endesa Energia in Europe also rose a sharp 12.3% from 1Q04 to 1,041 GWh.
    Power sales in Italy increased by 45.6%, to 8,410 GWh, thanks to the opening up of the deregulated market in the first half of last year.
    Power sales in Latin America have grown steadily, rising 4.2% overall, with positive growth in all countries where ENDESA has a presence. The Company sold 13,492 GWh in the region.
    Growth was strongest in Brazil and Peru, with increases of 8.1% and 5.9%, respectively, to 3,665 GWh and 1,102 GWh. In Argentina, sales were up 2.2% (to 3,516 GWh), whereas in Chile sales rose by 3.8% (to 2,823 GWh) and in Colombia by 1.2% (to 2,386 GWh). These figures underscore the steady recovery of the Latin American economy.

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of ENDESA filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of ENDESA filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENDESA, S.A.

Dated: April 28th, 2005          By: /s/ David Raya
                                     -------------------------------------------
                               Name: David Raya
                              Title: Manager of North America Investor Relations